# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rexford Industrial Realty, Inc., CIK 0001571283
CUSIP: 76169C407
Title of class of securities: 5.625% Series C Cumulative Redeemable Preferred Stock
Address of issuer's principal executive offices: 11620 Wilshire Boulevard, Suite 1000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001785668

## Reporting persons
- Tishman Capital Partners Managed Income Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NexWave Capital Partners LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rexford Industrial Realty, Inc.
Address of issuer's principal executive offices: 11620 Wilshire Boulevard, Suit 1000, Los Angeles, CA 90025

## Item 2. Person Filing
Name of person filing:
Tishman Capital Partners Managed Income Fund LLC
NexWave Capital Partners LLC
Each a "Filer"
Address of principal business office or, if none, residence: The address of the Filers is 100 Park Avenue, 18th Floor, New York, NY 10017.
Citizenship: Both Filers are Delaware Limited Liability Companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Filer.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tishman Capital Partners Managed Income Fund LLC: NexWave Capital Partners GP LLC, Daniel Kramer, CFO (02/13/2025)
- NexWave Capital Partners LLC: Daniel Kramer, Daniel Kramer, CFO (02/13/2025)